Annual Report



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# NU HORIZONS
## ELECTRONICS

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seamless global support

**NU HORIZONS ELECTRONICS CORP.**, is a leading global distributor of advanced technology semiconductor, display, illumination and system solutions to a wide variety of commercial original equipment manufacturers (OEMs) and electronic manufacturing services providers (EMS). With sales facilities in 51 locations across North America, Europe and Asia and regional logistics centers throughout the globe, Nu Horizons Electronics Corp. partners with a limited number of best-in-class suppliers to provide in-depth product development, custom logistics and life-cycle support to its customers.

**NIC COMPONENTS CORP.** is a wholly-owned subsidiary of Nu Horizons Electronics Corp. and is a designer, manufacturer and worldwide supplier of passive components. NIC sells directly, and through leading distributors, in more than fifty countries with stocking facilities in Asia, Europe, Mexico and the United States. NIC is "designed-in" as a qualified source of passive components by over ten thousand OEMs.

**TITAN SUPPLY CHAIN SERVICES CORP.**, a wholly-owned subsidiary of Nu Horizons Electronics Corp., provides global contract supply chain solutions. Titan's information services, global fulfillment expertise, regional logistics centers, and tailored customized solutions, enable its customers to service their global business needs.

**NUHC INC.**, located in Toronto, Canada, is a wholly-owned subsidiary of Nu Horizons Electronics Corp. and is the Canadian distribution outlet for Nu Horizons Electronics Corp.

**NU HORIZONS ELECTRONICS ASIA PTE LTD.**, located in Singapore, is a wholly-owned subsidiary of Nu Horizons Electronics Corp.

**NU HORIZONS ELECTRONICS LIMITED**, located in Coventry, England, is a wholly-owned subsidiary of Nu Horizons Electronics Corp.

**NU HORIZONS ELECTRONICS GmbH**, located in Munich, Germany, is a wholly-owned subsidiary of Nu Horizons Electronics Corp.

**NIC COMPONENTS EUROPE LIMITED**, located in Buckingham, England, is a majority-owned subsidiary of Nu Horizons Electronics Corp. and is the sales, marketing and distribution outlet for NIC Components Corp. product in Europe.

**NIC COMPONENTS ASIA, PTE LTD.**, located in Singapore, is a majority-owned subsidiary of Nu Horizons Electronics Corp. and is the sales, marketing and distribution outlet for NIC Components Corp. product in Asia.

**NU HORIZONS INTERNATIONAL CORP.**, another wholly-owned subsidiary, is a worldwide export distributor of electronic components.



Headquarters
Sales Location
Global EMS Service Center
Distribution Center

# Suppliers

Nu Horizons maintains an unwavering commitment to assist our customers in lowering costs, shortening product development times and improving the quality of their products. The strong alliances we forge with a select group of leading-edge manufacturers provide a multitude of value-added products and services for our customers. Meeting customer requirements is most important to Nu Horizons and we will continue to pursue new partnerships and uncover technologically-advanced solutions designed to provide an enhanced service offering.

AKM Semiconductor Inc.
Allegro
C&D Technologies
CEL
Digi
EXAR
GSI Technology
IBM Business Partner
IDT
ISSI Integrated Silicon Solution, Inc.
IXYS
JDSU
Linear Technology
Marvell
Micrel
Midcom
Nordic Semiconductor
OKI
ON Semiconductor
OSRAM
PA Semi
ple Pletronics
Pericom Semiconductor Corporation
Renesas
RFM RF Monolithics, Inc.
Sharp Microelectronics of the Americas
Silicon Labs
SiliconMotion
SMSC Success by Design
ST
Sun microsystems
Supertex Inc.
Teridian Semiconductor Corp.
Toshiba
Vitesse
Winbond Electronics Corporation America
Xilinx

# Markets Served

- Appliances
- Audio
- Automotive
- Avionics
- Cable TV
- Communications
- Computer Peripherals
- Consumer Products
- Contract Manufacturing
- Data Communications
- Debit Card Systems
- Entertainment
- Factory Automation
- Games
- Global Positioning
- Graphics
- Hand Held Computing
- Imaging
- Internet Service Providers
- Instrumentation
- Industrial Control
- Medical Electronics
- Microwave Communications
- Military
- Multi Media
- Networking
- Office Automation
- Personal Computing
- Power Supplies
- Robotics
- Systems Integration
- Telecommunications
- Test and Measurement
- Video
- Wireless & Cellular

Nu Horizons Electronics Corp. is excited to report record sales and significantly improved earnings in Fiscal 2007. Our worldwide investments to expand global coverage, enhance sales and engineering penetration, and augment strategic product lines are showing significant returns in our quest to become a leader in technology distribution on a truly global scale. We achieved record annual revenue, growing year-over-year in all three subsidiaries and in all geographies, key market segments and with nearly all of our distribution division suppliers.

This past April, Nu Horizons Electronics was formally recognized by both *Electronic Business* and *Purchasing* magazines as the eighth largest North American electronic component distributor, and by *Electronic Supply & Manufacturing* magazine as the tenth largest global distributor. All three publications ranked our organization as the fastest growing distributor based on year-over-year revenues. As further evidence of our accomplishments, we were awarded the Lockheed Martin STAR Supplier-Facility Award for supplier excellence in meeting strict aerospace industry performance criteria. We believe that Nu Horizons is the only electronic component distributor to receive this prestigious award two times.

Notwithstanding the softness in the electronic components market and our systems distribution business which negatively impacted our third and fourth quarter results, Fiscal 2007 was a landmark year for Nu Horizons. We are pleased to report net sales for the year ended February 28, 2007 totaled $737.5 million, a 31% increase from $561.3 million in net sales for Fiscal 2006. Net income for Fiscal 2007 amounted to $9.9 million, in comparison to $4.9 million in Fiscal 2006, representing an increase of 103%. Diluted earnings per share increased 89% to $.53.

We believe that our team is doing a great job building our distribution business in the face of continued globalization and industry consolidation. Not only are we surviving these market changes, we are taking advantage of them. We continued our strong market share growth through the fiscal year, and believe we gained in share of semiconductors sold through distribution in each quarter during Fiscal 2007. In addition to fulfillment business growth, we also recorded strong growth in our higher margin demand creation activity with 25% growth in the number of design wins and a 14% growth in design win revenue during Fiscal 2007. We also grew our customer base by over 10% during this same period.

This past year, Nu Horizons dramatically strengthened our supplier partnerships with well-known semiconductor manufacturers, while expanding a number of our existing partnership agreements. These relationships include –

**New Distribution Relationships with:**

- AKM Semiconductor's analog and mixed signal products in an exclusive partnership within the United States, Canada and Mexico.
- JAI Inc.'s complete line of industrial camera products throughout the United States, Canada, and Mexico.
- Microsemi Corporation's LCD backlight inverters on a global basis.
- ON Semiconductor's entire portfolio of leading-edge power semiconductor solutions globally.
- OSRAM Opto Semiconductors complete line of LEDs, Silicon Photo Detectors, Optical Sensors, Infrared Emitters, High-Power Laser Diodes, Organic LEDs (OLED) and Intelligent Display products within the United States, Canada and Mexico.
- PA Semiconductor's PWRficient™ family of Microprocessors for exclusive distribution throughout the Americas, Greater China, Southeast Asia, India, Australia/New Zealand, the United Kingdom and Ireland.
- Pletronics Inc.'s crystal and oscillator frequency control products globally.
- Supermicro Inc.'s servers, motherboards, chassis and accessory products throughout the United States, Canada and Mexico.
- Tundra Semiconductor Corporation's Host Bridges for PowerPC® and VME products, and RapidIO® Switches throughout Asia Pacific.

**Expanded Distribution Agreements with:**

- Exar Corporation into Taiwan.
- Linear Technology Corporation within China, Hong Kong and India.
- Marvell Semiconductor into India.
- Standard Microsystems Corporation within Taiwan, Australia and New Zealand.
- Xilinx Inc. throughout the United Kingdom, Ireland, Australia and New Zealand.

In Fiscal 2007, we remained aggressive in our penetration of the Asian market by adding both sales and engineering personnel, along with several new or expanded franchises. To service the emerging market growth sector, we opened a second office in Sydney, Australia, which marks our eighteenth sales/engineering facility in this region.

As evidence of our success, Nu Horizons Electronics Asia Pte Ltd. ranked for two consecutive years as one of the top five "Most Preferred International Distributors" in China according to a nationwide survey of customers conducted annually by *Electronics Supply & Manufacturing China* magazine. Nu Horizons was selected on the basis of our strong demand creation capabilities, technical knowledge, RoHS compliance rollout, and web, communication and power management expertise. We anticipate our ongoing expansion plans, and growing portfolio of leading suppliers and customers, will continue to strengthen our reputation as a viable source for semiconductor products and designs in this burgeoning region.

On August 29, 2006, we finalized our acquisition of UK-based electronic components distributor DT Electronics Ltd., currently known as Nu Horizons Electronics Ltd. Nu Horizons Electronics Ltd. is presently fully-staffed and integrated and is expected to enhance our global footprint and service/delivery capabilities with the anticipated addition of new divisional franchises and personnel.

In May 2007, Nu Horizons broadened its European operations by adding a new subsidiary - Nu Horizons Electronics GmbH - headquartered in Munich, Germany. Germany is a vitally important and growing regional distribution market with many thousands of customers which we believe will value our technical design-in support, service and logistics offerings. To further assist our growing European customer base and reinforce our global growth strategy, immediate expansion is planned within Eastern and Southern Europe. We are also in process of mapping out future expansions throughout Europe over the coming months.

Design activity in North America is still a major focus for our company. While many original equipment manufacturers are creating designs with electronic manufacturing services providers in Asia and Eastern Europe, there is still a robust manufacturing sector within the United States, Canada and Mexico. This sector, which emphasizes military, medical, industrial and instrumentation products, provides substantial revenue opportunities for Nu Horizons. Even with slower growth for electronic components in North America, we believe that Nu Horizons is gaining market share. Consolidation among our competition, along with our recognized industry leadership in service and logistics, has resulted in several new customer engagements.

To better support our present and future customer requirements, in March 2007, we opened a 50,000 square foot warehouse facility in Southaven, Mississippi. This facility is located approximately three miles from the Memphis Airport and the main Federal Express hub, which allows us to extend our business shipping hours to 11:00 PM central time. Southaven is one of the mainstays of the local economy due to its accessibility by road, air, water and railroad. We received extensive cooperation from our landlord on the design and construction of the building, and from the local government on workforce and tax incentives.

NIC Components Corp., our passive components subsidiary, retained respectable growth for Fiscal 2007. Margins remained stable and product growth was achieved in several strategic categories. Magnetics, which encompasses inductors and ferrites, has been a targeted growth market for NIC. Our magnetics business doubled from a year ago comparable period and is expected to double again in Fiscal 2008. In addition, longer life, higher temperature components are becoming an important portion of NIC's expanding portfolio.

With sales and logistics centers throughout North America, Asia and Europe, NIC stands poised for new opportunities. Maintaining strength in the telecom/datacom, security and instrumentation sectors, NIC is seeing a proliferation of designs into industrial, consumer and automotive applications. Passive components are also becoming more critical in designs as circuits demand longer life at higher temperatures and high speeds with optimal performance. Working with world-class production facilities and engineering personnel, NIC remains on the cutting edge of passive component technology.

Nu Horizons continues to focus its efforts on integrating the functional capabilities of our suppliers' portfolio and system level engagements to broaden our potential customer base. This allows us to develop relationships that meet time-to-market requirements and provide the value-added services necessary to remain competitive in today's marketplace. In addition, we employ a "Design-Anywhere, Fulfill-Anywhere" approach to business.



**Richard Schuster**
*President, Chief Operating Officer, Secretary and Director*

**Arthur Nadata**
*Chairman of the Board, Chief Executive Officer & Director*

From a logistics standpoint, our single global seamless IT platform provides ultimate flexibility to help us deploy resources where the customer designs, not just where their contract manufacturing partner buys the product.

Another integral component to our ongoing success is our employees. We value personnel who fundamentally understand the importance of cultivating strong business relationships, exceed expectations and strive to bring commitment and passion to their daily work. Today we go to market with one of the industry's best teams of technically competent Account Managers and Field Application Engineers, and have added over 30% to our customer facing headcount globally since last year.

As you are aware, we received subpoenas from the Securities and Exchange Commission (SEC) in April 2007 requiring us to produce documents related to our business relationship with Vitesse Semiconductor Corp. We are continuing to cooperate fully with the SEC.

Nu Horizons is in the midst of a dramatic transformation. Entering into our 25th year of business, we are presently experiencing one of the most exciting times in our company history. On behalf of our Board of Directors, Executive Management and employees globally, we would like to take this opportunity to express our deepest gratitude for your steadfast support, confidence and commitment to Nu Horizons' ongoing growth and success.

Arthur Nadata
*Chairman of the Board, Chief Executive Officer and Director*

Richard Schuster
*President, Chief Operating Officer, Secretary and Director*

| *For the Years Ended* | ***February 28, 2007*** | *February 28, 2006* | *February 28, 2005* | *February 29, 2004* | *February 28, 2003* |
|---|---|---|---|---|---|
| **INCOME STATEMENT DATA:** | | | | | |
| **Continuing Operations:** | | | | | |
| Net sales | **$737,463,000** | $561,291,000 | $467,849,000 | $345,864,000 | $302,081,000 |
| Gross profit on sales | **112,945,000** | 88,749,000 | 77,581,000 | 60,961,000 | 55,228,000 |
| Gross profit percentage | **15.3%** | 15.8% | 16.6% | 17.6% | 18.3% |
| **Operating Income (loss)** | **19,434,000** | 10,658,000 | 7,443,000 | (1,475,000) | (2,212,000) |
| **Net income (loss)** | **$ 9,913,000** | $ 4,884,000 | $ 3,073,000 | $ (848,000) | $ (2,512,000) |
| Earnings (loss) per common share: | | | | | |
| Basic | **$ .55** | $ .29 | $ .18 | $ (.05)[1] | $ (.15)[1] |
| Diluted | **$ .53** | $ .28 | $ .17 | $ (.05)[1] | $ (.15)[1] |

*(1) Due to the loss, the inclusion of common stock equivalents in diluted earnings per share would be antidilutive*

| *As of* | ***February 28, 2007*** | *February 28, 2006* | *February 28, 2005* | *February 29, 2004* | *February 28, 2003* |
|---|---|---|---|---|---|
| **BALANCE SHEET DATA:** | | | | | |
| Working capital | **$171,215,000** | $181,823,000 | $145,485,000 | $123,494,000 | $116,792,000 |
| Total assets | **264,226,000** | 243,474,000 | 177,799,000 | 158,178,000 | 148,099,000 |
| Long-term liabilities | **35,747,000** | 51,939,000 | 23,969,000 | 5,580,000 | 253,000 |
| Shareholders' equity | **149,324,000** | 135,656,000 | 127,932,000 | 124,403,000 | 123,992,000 |

**Overview:**

Nu Horizons Electronics Corp. and its subsidiaries are engaged in the distribution of high technology active and passive electronic components to a wide variety of original equipment manufacturers ("OEMs") of electronic products. Active components distributed by the Company include semiconductor products such as memory chips, microprocessors, digital and linear circuits, microwave/RF and fiberoptic components, transistors and diodes. Passive components distributed by NIC, NIA and NIE, principally to OEMs and other distributors nationally, consist of a high technology line of chip and leaded components including capacitors, resistors and related networks.

The electronics manufacturing and the electronics distribution industries in which the Company operates have experienced double digit increases in sales dollar volume for several years. Additionally, there have been recent consolidations in the electronics distribution industry, resulting in greater market share for certain of the remaining companies. The increase in sales volume has been accompanied by continued downward margin pressures, primarily due to the industry manufacturing shift to production in Asia.

The Company recognized the industry shift to overseas production and the need to serve its suppliers on a global basis. As a result, the Company adopted a strategy of expanding its Asian and European operations by investing in human resources and expanding its sales force and engineering personnel. In prior years, we invested in Asia and currently we are staffed with 144 employees in 19 offices, with a warehouse in Singapore. In fiscal 2007, we continued our growth strategy of expanding our European presence by acquiring DT Electronics Limited on August 29, 2006 (see footnote 3 to the consolidated financial statements) with 37 employees and a warehouse in Coventry, England. Most recently, we opened our first office in Munich, Germany.

The Company also took advantage of the recent industry consolidation by hiring a significant number of additional sales and engineering personnel domestically in 2006 and adding to its line card (franchise suppliers). This strategy has yielded positive results to date. Sales in Asia increased 18.2% for the fiscal year 2007 over 2006, while sales in the U.S. increased by 32.5%. Additionally, the Company's book to bill ratio, company wide, remains positive. Our sales in Europe have increased 98.5% over the prior year due to the acquisition of DT Electronics. The Company has increased market share with all of its major suppliers for both the semiconductor and passive component businesses in 2007.

It is difficult for the Company, as a distributor, to forecast the material trends of the electronic component and computer products industry, aside from some of the normal seasonality discussed herein, because the Company does not typically have material forward-looking information available from its customers and suppliers beyond approximately three to four months. As such, management relies on the publicly available information published by certain industry groups and other related analyses to evaluate its longer term prospects.

The table below provides a year-over-year summary of sales for the Company:

***Three-Year Analysis of Sales: By Geography***

| | *Years Ended February 28* | | | | | | *Percentage Change* | |
|---|---|---|---|---|---|---|---|---|
| | *2007* | *% of Total* | *2006* | *% of Total* | *2005* | *% of Total* | *2007 to 2006* | *2006 to 2005* |
| | | | *(Dollars in thousands)* | | | | | |
| **Sales by Geographic Area:** | | | | | | | | |
| North America | $554,794 | 75.2% | $418,578 | 74.6% | $352,778 | 75.4% | 32.5% | 18.7% |
| Asia | 148,137 | 20.1 | 125,313 | 22.3 | 100,912 | 21.6 | 18.2 | 24.2 |
| Europe | 34,532 | 4.7 | 17,400 | 3.1 | 14,159 | 3.0 | 98.5 | 22.9 |
| | $737,463 | 100.0% | $561,291 | 100.0% | $467,849 | 100.0% | 31.4% | 20.0% |

For the year ended February 28, 2007, net sales increased to $737,463,000 from $561,291,000 for the prior year with net income of $9,913,000 or $.55 per basic share and $.53 per diluted share as compared to a net income of $4,884,000 or $.29 per basic and $.28 per diluted share in the prior fiscal year.

The following table sets forth for the years ended February 2007, 2006 and 2005, certain items in the Company's consolidated statements of operations expressed as a percentage of net sales.

| | *Years Ended February 28* | | |
|---|---|---|---|
| | ***2007*** | *2006* | *2005* |
| Net sales | **100.0%** | 100.0% | 100.0% |
| Cost of sales | **84.7** | 84.2 | 83.4 |
| Gross profit | **15.3** | 15.8 | 16.6 |
| Operating expenses | **12.7** | 13.9 | 15.0 |
| Interest expense | **0.5** | 0.6 | 0.4 |
| Interest (income) | **(0.1)** | (0.1) | 0.0 |
| Income before taxes | **2.2** | 1.4 | 1.2 |
| Income tax provision | **0.8** | 0.5 | 0.4 |
| Income after taxes, before minority interests | **1.4** | 0.9 | 0.8 |
| Minority interests | **0.1** | 0.0 | 0.1 |
| Net income | **1.3** | 0.9 | 0.7 |

The Company's business, financial condition, operating results and cash flows can be impacted by a number of factors, including but not limited to those set forth below in "Management's Discussion and Analysis of Financial Condition and Results of Operations," any one of which could cause our actual results to vary materially from recent results or from our anticipated future results. For a discussion identifying additional risk factors and important factors that could cause actual results to differ materially from those anticipated, also see the discussions in "Forward-Looking Statements," "Risk Factors" and "Notes to Consolidated Financial Statements" in this Annual Report.

**Fiscal Year 2007 versus 2006**
**Results of Operations:**

Net sales for the year ended February 28, 2007 aggregated $737,463,000 as compared to $561,291,000 for the year ended February 28, 2006, an increase of $176,172,000 or 31.4%. Management believes that this sales increase is due to increased market share resulting from the industry consolidation, its increased sales personnel, the expansion of its line card (franchised suppliers) and its global customer base, and its purchase of DT Electronics, a distributor in England.

Gross profit margin as a percentage of net sales was 15.3% for the year ended February 28, 2007 as compared to 15.8% for the year ended February 28, 2006. The decreased margin is due to product mix, and increased order size coupled with increased sales in the Asian market, which requires lower selling prices due to volume demand from large Asian contract manufacturers. Management believes that margin pressures should stabilize in fiscal 2008, however, no assurances can be given in this regard.

As a percentage of sales, operating expenses decreased to 12.7% as compared to 13.9% in the prior year. Operating expenses increased to $93,511,000 for the year ended February 28, 2007 from $78,091,000 for the year ended February 28, 2006, an increase of $15,420,000 or 19.9%. The dollar increase in operating expenses was primarily due to increases in the following expense categories: Approximately $12,800,000 or 83.0% of the increase was for personnel related costs resulting from increased staffing levels and related commissions to support increased sales. Approximately $2,500,000 or 16.0% of the increase was a result of net increases in various other expenses and fees such as rent, utilities, telephone, insurance, and computer expenses, among others, which represent an aggregate 2.9% of the Company's total overhead.

Interest expense increased to $3,850,000 for the year ended February 28, 2007 as compared to $3,298,000 for the year ended February 28, 2006. This increase in interest expense resulted from higher levels of bank borrowings during the fiscal year to support the increase in accounts receivable and inventory levels, as well as the effect of increased interest rates on those borrowings during the fiscal year.

Net income for the year ended February 28, 2007 was $9,913,000 or $.55 per basic share and $.53 per diluted share as compared to $4,884,000 or $.29 per basic and $.28 per diluted share for the year ended February 28, 2006.

Management attributes the increase in earnings in fiscal 2007 to the increase in sales providing increased gross margin dollars exceeding the increase in operating and interest expense.

**Fiscal Year 2006 versus 2005**
**Results of Operations:**

Net sales for the year ended February 28, 2006 aggregated $561,291,000 as compared to $467,849,000 for the year ended February 28, 2005, an increase of $93,442,000 or 20.0%. Management believes that this sales increase is primarily due to increased market share resulting from the industry consolidation, its increased sales personnel and the expansion of its line card and customer base, both domestically and in Asia.

Gross profit margin as a percentage of net sales was 15.8% for the year ended February 28, 2006 as compared to 16.6% for the year ended February 28, 2005. Management believes that this continuing gross margin pressure results from a change in the Company's product mix and increased order size, coupled with increased sales in the Asian market, which requires lower selling prices due to volume demand from large Asian contract manufacturers.

As a percentage of sales, operating expenses decreased to 13.9% as compared to 15.0% in the prior year. Operating expenses increased to $78,091,000 for the year ended February 28, 2006 from $70,138,000 for the year ended February 28, 2005, an increase of $7,953,000 or 11.3%. The dollar increase in operating expenses was due to increases in the following expense categories: Approximately $6,996,000 or 88.0% of the increase was for personnel related costs resulting from increased staffing levels in connection with the expansion of the Company's Asian and U.S. operational capability during the fiscal year. Management made a strategic decision to invest in expanding the Company's personnel during the phase of market consolidation, which resulted in increased personnel related operating expenses. Approximately $957,000 or 12.0% of the increase was a result of net increases in various other expenses and fees such as rent, utilities, telephone, insurance, and computer expenses, among others, which represent an aggregate 1.2% of the Company's total overhead.

Interest expense increased to $3,298,000 for the year ended February 28, 2006 as compared to $1,920,000 for the year ended February 28, 2005. This increase in interest expense resulted from greater bank borrowings incurred to support the increase in accounts receivable and inventory levels, as well as the effect of increased interest rates on those borrowings during the fiscal year.

Net income for the year ended February 28, 2006 was $4,884,000 or $.29 per basic share and $.28 per diluted share as compared to $3,073,000 or $.18 per basic and $.17 per diluted share for the year ended February 28, 2005. Management attributes the increase in earnings in fiscal 2006 to the increase in sales providing increased gross margin dollars exceeding the increase in operating and interest expense.

**Critical Accounting Policies and Estimates:**

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. The Company evaluates its estimates, including those related to bad debts, inventories, intangible assets, income taxes and contingencies and litigation, on an ongoing basis. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies, among others, involve the more significant judgments and estimates used in the preparation of its consolidated financial statements:

***Revenue Recognition*** – The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" ("SAB 104"). Under SAB 104, revenue is recognized when the title and risk of loss have passed to the customer, there is persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is determinable and collectibility is reasonably assured. The Company recognizes revenues at time of shipment of its products and sales are recorded net of discounts and returns.

***Allowance for Doubtful Accounts*** – The Company maintains allowances for doubtful accounts for estimated bad debts. Our estimate of the allowances needed is based on our past history of collections of accounts receivable from our customers. This history has shown that we have always provided sufficient allowances in prior periods. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances might be required thereby reducing our operating income. For example, at fiscal year end, each additional 1% accounts receivable allowance would reduce operating income by approximately $1,250,000 for the year ended February 28, 2007.

***Inventory Valuation*** – Inventories are recorded at the lower of cost or market. Write-downs of inventories to market value are based upon product franchise agreements governing price protection, stock rotation and obsolescence, as well as assumptions about future demand market conditions and the ability to return inventory pursuant to our distributor franchise agreements. In prior periods, reserves required for obsolescence were not material to our financial statements. If assumptions about future demand or actual market conditions are less favorable than those projected by management, additional write-downs of inventories could be required. For example, at fiscal year end, each additional 1% of obsolete inventory or inventory that the Company was unable to return pursuant to its distributor agreements, would reduce operating income by approximately $1,250,000 for the year ended February 28, 2007.

***Accounting for Income Taxes*** – Management's judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and the valuation allowance recorded against net deferred tax assets. The carrying value of the Company's net operating loss carry-forwards is dependent upon its ability to generate sufficient, if any, future taxable income in certain tax jurisdictions. In addition, the Company considers historic levels of income expectations and risk associated with estimates of future taxable income and ongoing prudent and feasible tax planning strategies in assessing a tax valuation allowance. Should the Company determine that it is not able to realize all or part of its deferred tax assets in the future, a valuation allowance may be recorded against the deferred tax assets with a corresponding charge to income in the period such determination is made.

The Company establishes reserves for potentially unfavorable outcomes for positions taken on certain tax matters. These reserves are based on management's judgments and estimates of probable future tax liabilities. As these estimates are highly judgmental, there may be differences between the anticipated and actual outcomes of these matters that may result in reversals of reserves or additional tax liabilities in excess of the reserved amounts. To the extent such adjustments are warranted, the Company's effective tax rate may potentially fluctuate as a result.

***Goodwill and Other Indefinite-Lived Intangibles*** – The Company will perform an annual impairment test on or near the acquisition date, or earlier, if indicators of potential impairment exist, to evaluate goodwill and other indefinite-lived intangibles. Such intangible assets are considered impaired if the carrying amount of the reporting unit exceeds its estimated fair value. In assessing the recoverability of such intangible assets, the Company reviews both quantitative and qualitative factors to support its assumptions with regard to fair value. In determining the fair value, the Company will make certain judgments, including the identification of reporting units and the selection of comparable companies. If these estimates or their related assumptions change in the future as a result of changes in strategy and/or market conditions, the Company may be required to record an impairment charge.

**Liquidity and Capital Resources: Fiscal Year 2007 versus 2006**

The Company ended its 2007 fiscal year with working capital and cash aggregating approximately $171,215,000 and $4,747,000, respectively, as compared to approximately $181,823,000 and $10,873,000, respectively, at February 28, 2006. The Company's current ratio at February 28, 2007, was 3.2:1 as compared to 4.3:1 at February 28, 2006. The Company utilized excess cash at February 28, 2007 to pay down its Revolving Credit line which was $30,000,000 at February 28, 2007 and $50,600,000 at February 28, 2006.

In fiscal 2007, approximately $18,000,000 of cash flow was provided by operations. Cash generated from operations together with existing cash in banks was primarily used to purchase DT Electronics ($6,100,000), capital expenditures ($1,100,000) and pay down debt ($21,000,000).

On January 31, 2007, the Company entered into an amended and restated secured revolving line of credit agreement, as amended, with eight banks, which currently provides for maximum borrowings of $150,000,000 (the "Revolving Credit Line"). The Revolving Credit Line provides for borrowings utilizing an asset based formula predicated on a certain percentage of outstanding domestic accounts receivable and inventory levels at any given month end. Based on the asset based formula, the Company may not be able to borrow the maximum amount available under its Revolving Credit Line at all times. Borrowings under the Revolving Credit Line bear interest at either (i) the lead bank's prime rate or (ii) LIBOR plus 150 basis points, at the option of the Company, through September 30, 2011, the due date of the loan. Direct borrowings under the Revolving Credit Line were $30,000,000 at February 28, 2007 and $50,600,000 at February 28, 2006. As of the end of each of the fiscal periods, the Company was in compliance with all of the required bank covenants.

On August 29, 2006, the Company acquired DT Electronics, a company engaged in the electronic components business in the United Kingdom. The initial purchase price for DT Electronics as of the acquisition date was $5,731,000. The transaction also provides for potential additional payments to the seller in three installments through 2009 from a guaranteed minimum of approximately $1,611,000 to a maximum of approximately $4,989,000, which amounts are calculated using current exchange rates. Payments of any amounts above the minimum are contingent upon the attainment of certain earnings milestones by DT Electronics during the three year period. The Company has accrued the maximum estimated payment since DT Electronics is expected to achieve the earnings milestones established by the agreement. The DT Electronics acquisition was funded from existing cash on hand.

The Company also has a receivable financing agreement (the "Bank Credit Line") with a bank in England which provides for maximum borrowings of £2.5 million (approximately $4.6 million) which bear interest at the bank's base rate plus 1.75%. The interest rate at February 28, 2007 was 7%.

On November 20, 2006, the Company entered a revolving credit agreement with a Singapore bank to provide a $30,000,000 secured line of credit to the Company's Asian subsidiaries and thereby finance the Company's Asian operations. Borrowings under the agreement utilize an asset based formula based on a certain percentage of outstanding accounts receivables and inventory levels at any given month end. Borrowings under the Singapore credit line bear interest at SIBOR plus 1.5 percent. At February 28, 2007, there were no borrowings under this credit line.

The Company anticipates that its resources provided by its cash flow from operations and its current borrowing agreements, will be sufficient to meet its financing requirements for the next twelve-month period.

**Off-Balance Sheet Arrangements:**

As of February 28, 2007, the Company had no off-balance sheet arrangements.

**Contractual Obligations:**

| *Contractual Obligations* | *Total* | *Less than 1 year* | *1-3 years* | *3-5 years* | *More than 5 years* |
|---|---|---|---|---|---|
| Revolving Credit Line | $30,000,000 | $ - | $ - | $30,000,000 | $ - |
| Equipment Leases | 926,000 | 327,000 | 599,000 | - | - |
| Operating Leases | 9,107,000 | 3,794,000 | 3,986,000 | 1,306,000 | 21,000 |
| Employment Agreements(i) | 7,839,000 | 2,180,000 | 4,519,000 | 1,140,000 | - |
| Minority Interest | 1,912,000 | - | - | - | 1,912,000 |
| **Total** | $49,784,000 | $6,301,000 | $9,104,000 | $32,446,000 | $1,933,000 |

*(i) Base salary excluding potential bonuses*

**Inflationary Impact:**

Since the inception of operations, inflation has not significantly affected the Company's operating results. However, inflation and changing interest rates have had a significant effect on the economy in general and therefore could affect the operating results of the Company in the future.

**Quantitative and Qualitative Disclosures about Market Risk:**

***Interest Rate Risk:***

All of the Company's bank debt and the associated interest expense are sensitive to changes in the level of interest rates. The Company's credit facilities bear interest based on fluctuating interest rates. The interest rate under its U.S. credit agreement is tied to the prime or LIBOR rate, the interest rate under its U.K. receivable financing is tied to the bank's base rate, and the interest rate under the Singapore credit agreement is tied to SIBOR; all of these interest rates may fluctuate over time based on economic conditions. A hypothetical 100 basis point (one percentage point) increase in interest rates would have resulted in incremental interest expense of approximately $601,000 for the year ended February 28, 2007 and $400,000 for the year ended February 28, 2006. As a result, the Company is subject to market risk for changes in interest rates and could be subjected to increased or decreased interest payments if market rates fluctuate and the Company is in a borrowing mode. The Company has not entered into any instruments in an effort to manage its interest rate risk.

***Foreign Exchange Rate Risk:***

The Company has several foreign subsidiaries in Asia, the United Kingdom and Canada. The Company does business in more than one dozen countries and currently generates approximately 25% of its revenues from outside North America. The Company's ability to sell its products in foreign markets may be affected by changes in economic, political or market conditions in the foreign markets in which the Company does business.

The Company's total assets in its foreign subsidiaries was $80,200,000 and $76,100,000 at February 28, 2007 and 2006 respectively, translated into US dollars at the closing exchange rates. The Company also acquires certain inventory from foreign suppliers and, as such, faces risk due to adverse movements in foreign currency exchange rates. These risks could have a material impact on the Company's results in future periods. The potential loss based on end of period balances and prevailing exchange rates resulting from a hypothetical 10% strengthening of the dollar against foreign currencies was not material in the quarter or year ended February 28, 2007. The Company does not currently employ any currency derivative instruments, futures contracts or other currency hedging techniques to mitigate its risks in this regard.

***Industry Risk:***

The electronic component industry is cyclical which can cause significant fluctuations in sales, gross profit margins and profits, from year to year. For example, during calendar 2001, the industry experienced a severe decline in the demand for electronic components, which caused sales to decrease by 56%. The prior year reflected a 74% increase in net sales. It is difficult to predict the timing of the changing cycles in the electronic component industry.

**Forward Looking Statements:**

Statements in this annual report may be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements relating to our future activities or other future events or conditions. These statements are based on current expectations, estimates and projections about our business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those risks discussed from time to time in this annual report for the year ended February 28, 2007, and in other documents which we file with the Securities and Exchange Commission. In addition, such statements could be affected by risks and uncertainties related to product demand, market and customer acceptance, competition, government regulations and requirements, pricing and development difficulties, as well as general industry and market conditions and growth rates, and general economic conditions. Any forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this annual report.

*Nu Horizons Electronics Corp. and Subsidiaries*

| | February 28, 2007 | February 28, 2006 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets:** | | |
| Cash | $ 4,747,000 | $ 10,873,000 |
| Accounts receivable – less allowances of $4,985,000 and $4,702,000, respectively | 119,946,000 | 98,418,000 |
| Inventories | 119,311,000 | 125,178,000 |
| Prepaid expenses and other current assets | 4,454,000 | 1,746,000 |
| **Total Current Assets** | 248,458,000 | 236,215,000 |
| **Property, Plant and Equipment – Net** | 3,381,000 | 3,614,000 |
| **Other Assets:** | | |
| Cost in excess of net assets acquired | 8,332,000 | – |
| Subordinated note receivable | – | 2,000,000 |
| Other assets | 4,055,000 | 1,645,000 |
| **Total Assets** | $264,226,000 | $243,474,000 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current Liabilities:** | | |
| Accounts payable | $ 62,410,000 | $ 48,352,000 |
| Accrued expenses | 8,579,000 | 4,515,000 |
| Bank credit line - accounts receivable financing | 2,327,000 | – |
| Income taxes payable | 3,927,000 | 1,525,000 |
| **Total Current Liabilities** | 77,243,000 | 54,392,000 |
| **Long-Term Liabilities:** | | |
| Revolving credit line | 30,000,000 | 50,600,000 |
| Due to seller | 3,378,000 | – |
| Deferred income taxes | 2,369,000 | 1,339,000 |
| **Total Long-Term Liabilities** | 35,747,000 | 51,939,000 |
| **Minority Interests In Subsidiaries** | 1,912,000 | 1,487,000 |
| **Commitments And Contingencies** | | |
| **Shareholders' Equity:** | | |
| Preferred stock, $1 par value, 1,000,000 shares authorized; none issued or outstanding | – | – |
| Common stock, $.0066 par value, 50,000,000 shares authorized; 18,158,034 and 17,431,482 shares issued and outstanding for 2007 and 2006, respectively | 120,000 | 115,000 |
| Additional paid-in capital | 50,670,000 | 46,924,000 |
| Retained earnings | 98,521,000 | 88,608,000 |
| Other accumulated comprehensive income (foreign currency translation) | 13,000 | 9,000 |
| **Total Shareholders' Equity** | 149,324,000 | 135,656,000 |
| **Total Liabilities and Shareholders' Equity** | $264,226,000 | $243,474,000 |

*See accompanying notes*

| *For The Years Ended* | ***February 28, 2007*** | *February 28, 2006* | *February 28, 2005* |
|---|---|---|---|
| **Net Sales** | **$737,463,000** | $561,291,000 | $467,849,000 |
| **Costs and Expenses:** | | | |
| Cost of sales | **624,518,000** | 472,542,000 | 390,268,000 |
| Operating expenses | **93,511,000** | 78,091,000 | 70,138,000 |
| | **718,029,000** | 550,633,000 | 460,406,000 |
| **Income from Operations** | **19,434,000** | 10,658,000 | 7,443,000 |
| **Other (Income) Expense:** | | | |
| Interest expense | **3,850,000** | 3,298,000 | 1,920,000 |
| Interest income | **(580,000)** | (371,000) | (57,000) |
| | **3,270,000** | 2,927,000 | 1,863,000 |
| **Income Before Provision for Income Taxes and Minority Interests** | **16,164,000** | 7,731,000 | 5,580,000 |
| Provision for income taxes | **5,826,000** | 2,560,000 | 2,023,000 |
| **Income Before Minority Interests** | **10,338,000** | 5,171,000 | 3,557,000 |
| Minority interest in earnings of subsidiaries | **425,000** | 287,000 | 484,000 |
| **Net Income** | **$ 9,913,000** | $ 4,884,000 | $ 3,073,000 |
| **Net Income Per Common Share** | | | |
| Basic | **$ .55** | $ .29 | $ .18 |
| Diluted | **$ .53** | $ .28 | $ .17 |
| **Weighted Average Common Shares Outstanding** | | | |
| Basic | **17,871,671** | 17,111,102 | 16,877,147 |
| Diluted | **18,641,475** | 17,704,373 | 17,768,649 |

*See accompanying notes*

## Financial Statements – Consolidated Statements of Changes in Shareholders' Equity

*Nu Horizons Electronics Corp. and Subsidiaries*

| | Shares | Common Stock | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Total Shareholders' Equity |
|---|---|---|---|---|---|---|
| Balance at February 29, 2004 | 16,859,766 | $111,000 | $43,935,000 | $80,651,000 | $(295,000) | $124,402,000 |
| Exercise of stock options | 31,881 | – | 155,000 | – | – | 155,000 |
| Foreign currency translation | – | – | – | – | 302,000 | 302,000 |
| Net income | – | – | – | 3,073,000 | – | 3,073,000 |
| Balance at February 28, 2005 | 16,891,647 | 111,000 | 44,090,000 | 83,724,000 | 7,000 | 127,932,000 |
| Exercise of stock options | 539,835 | 4,000 | 2,632,000 | – | – | 2,636,000 |
| Income tax benefit from stock options exercised | – | – | 202,000 | – | – | 202,000 |
| Foreign currency translation | – | – | – | – | 2,000 | 2,000 |
| Net income | – | – | – | 4,884,000 | – | 4,884,000 |
| Balance at February 28, 2006 | 17,431,482 | 115,000 | 46,924,000 | 88,608,000 | 9,000 | 135,656,000 |
| Exercise of stock options | 463,552 | 3,000 | 2,723,000 | – | – | 2,726,000 |
| Income tax benefit from stock options exercised | – | – | 276,000 | – | – | 276,000 |
| Stock option expense | – | – | 443,000 | – | – | 443,000 |
| Issuance of restricted stock | 263,000 | 2,000 | 304,000 | – | – | 306,000 |
| Foreign currency translation | – | – | – | – | 4,000 | 4,000 |
| Net income | – | – | – | 9,913,000 | – | 9,913,000 |
| **Balance at February 28, 2007** | **18,158,034** | **$120,000** | **$50,670,000** | **$98,521,000** | **$ 13,000** | **$149,324,000** |

*See accompanying notes*

| *For The Years Ended* | *February 28, 2007* | *February 28, 2006* | *February 28, 2005* |
|---|---|---|---|
| **INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:** | | | |
| **Cash flows from operating activities:** | | | |
| Cash received from customers | **$ 722,922,000** | $ 542,550,000 | $ 456,115,000 |
| Cash paid to suppliers and employees | **(700,393,000)** | (564,692,000) | (476,629,000) |
| Interest paid | **(4,129,000)** | (3,299,000) | (1,920,000) |
| Interest received | **580,000** | 371,000 | 57,000 |
| Income taxes paid | **(1,564,000)** | (464,000) | (192,000) |
| **Net cash provided by (used in) operating activities** | **17,416,000** | (25,534,000) | (22,569,000) |
| **Cash flows from investing activities:** | | | |
| Capital expenditures | **(1,069,000)** | (1,055,000) | (834,000) |
| Acquisition of DT Electronics | **(6,098,000)** | – | – |
| **Net cash (used in) investing activities** | **(7,167,000)** | (1,055,000) | (834,000) |
| **Cash flows from financing activities:** | | | |
| Borrowings under revolving credit line | **214,933,000** | 218,645,000 | 142,000,000 |
| (Repayments) under revolving credit line | **(236,305,000)** | (190,845,000) | (124,500,000) |
| Proceeds from exercise of stock options | **2,726,000** | 2,636,000 | 155,000 |
| Realized tax benefit of compensation expense | **276,000** | – | – |
| Proceeds from settlement of subordinated note | **2,000,000** | – | – |
| **Net cash (used in) provided by financing activities** | **(16,370,000)** | 30,436,000 | 17,655,000 |
| **Effect of exchange rate changes** | **(5,000)** | 2,000 | 302,000 |
| **Net (decrease) increase in cash and cash equivalents** | **(6,126,000)** | 3,849,000 | (5,446,000) |
| Cash and cash equivalents, beginning of year | **10,873,000** | 7,024,000 | 12,470,000 |
| **Cash and cash equivalents, end of year** | **$ 4,747,000** | $ 10,873,000 | $ 7,024,000 |
| **RECONCILIATION OF NET INCOME TO NET CASH FROM OPERATING ACTIVITIES** | | | |
| **NET INCOME** | **$ 9,913,000** | $ 4,884,000 | $ 3,073,000 |
| Adjustments: | | | |
| Depreciation and amortization | **1,392,000** | 1,369,000 | 1,308,000 |
| Bad debt reserve | **447,000** | – | 285,000 |
| Deferred income tax | **1,030,000** | 372,000 | 1,888,000 |
| Minority interest | **425,000** | 287,000 | (266,000) |
| Stock based compensation | **749,000** | – | – |
| Changes in assets and liabilities - net of effect of acquisition: | | | |
| Accounts receivable | **(14,541,000)** | (18,738,000) | (11,735,000) |
| Inventories | **9,009,000** | (43,482,000) | (12,967,000) |
| Prepaid expenses and other current assets | **(2,697,000)** | 37,000 | (989,000) |
| Other assets | **(2,410,000)** | 43,000 | (135,000) |
| Accounts payable and accrued expenses | **12,022,000** | 28,169,000 | (3,031,000) |
| Income taxes | **2,077,000** | 1,525,000 | – |
| **Net cash provided by (used in) operating activities** | **$ 17,416,000** | $ (25,534,000) | $ (22,569,000) |
| **Supplemental Disclosures of Cash Flow Information:** | | | |
| Non-cash transactions: | | | |
| Issuance of restricted stock | **$ 306,000** | $ – | $ – |

*See accompanying notes*

## 1. Organization:

Nu Horizons Electronics Corp. and its subsidiaries (collectively, the "Company"), (both wholly and majority owned) are wholesale and export distributors of semiconductor and passive electronic components throughout the United States, Asia and Europe.

## 2. Summary of Significant Accounting Policies:

***a. Principles of Consolidation:***

The consolidated financial statements include the accounts of Nu Horizons Electronics Corp. and its wholly-owned subsidiaries, NIC Components Corp. ("NIC"), Nu Horizons International Corp. ("International"), NUHC Inc. ("NUC"), Nu Horizons Asia PTE LTD ("NUA"), Nu Horizons Electronics Pty Ltd ("NUZ"), Nu Horizons Electronics Asia Pte Ltd, Korea Branch ("NUK"), Nu Horizons Electronics Hong Kong Ltd ("NUHK"), Nu Horizons Electronics (Shanghai) Co Ltd. ("NUS"), Nu Horizons Europe Limited ("NUE"), DT Electronics Limited ("DT"), Titan Supply Chain Services Corp. ("Titan"), Titan Supply Chain Services PTE LTD ("TSC"), Titan Supply Chain Services Limited ("TSE"), Razor Electronics ("RAZ"), Nu Exchange ("NUX") and its majority owned subsidiaries, NIC Components Europe Limited ("NIE"), and NIC Components Asia PTE LTD ("NIA"). All material intercompany balances and transactions have been eliminated.

***b. Use of Estimates:***

In preparing financial statements in accordance with accounting principles generally accepted in the United States of America, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of revenues and expenses during the reporting period. While actual results could differ from those estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

***c. Concentration of Credit Risk/Fair Value:***

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable.

The Company maintains, at times, deposits in federally insured financial institutions in excess of federally insured limits. Management attempts to monitor the soundness of the financial institutions and believes the Company's risk is negligible. Concentrations with regard to accounts receivable are limited due to the Company's large customer base.

The carrying amounts of cash, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of these items. The carrying amount of long-term debt also approximates fair value since the interest rates on these instruments approximate market interest rates.

***d. Cash and Cash Equivalents:***

For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents.

***e. Allowance for Doubtful Accounts:***

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowances for doubtful accounts are determined using a combination of factors, including the length of time the receivables are outstanding, the current business environment, and historical experience.

***f. Inventories:***

Inventories, which consist primarily of goods held for resale, are stated at the lower of cost (first-in, first-out method) or market. In excess of 90% of our total inventories are covered by product line distributor agreements whereby the Company has the right to return slow-moving and obsolete inventory to our suppliers. Obsolescence charges for inventory not covered by such agreements have not been material to date.

***g. Depreciation:***

Depreciation is provided using the straight-line method as follows:

| | |
|---|---|
| Office equipment | 5 years |
| Furniture and fixtures | 5 – 12 years |
| Computer equipment | 5 years |

Leasehold improvements are amortized over the term of the lease. Maintenance and repairs are charged to operations and major improvements are capitalized. Upon retirement, sale or other disposition, the associated cost and accumulated depreciation are eliminated from the accounts and any resulting gain or loss is included in operations.

***h. Income Taxes:***

The Company has elected to file a consolidated federal income tax return with its domestic subsidiaries. The Company utilizes SFAS 109 "Accounting for Income Taxes", which requires use of the asset and liability approach of providing for income taxes. Deferred income taxes are provided for on the timing differences for certain items which are treated differently for tax and financial reporting purposes. These items include depreciation of fixed assets, inventory capitalization valuations and the recognition of bad debt expense.

International has elected under Section 995 of the Internal Revenue Code to be taxed as an "Interest Charge Disc". Based upon these rules, income taxes are paid when International distributes its income to the parent company. Until distributions are made, the parent company pays interest only on the deferred tax liabilities. International's untaxed income at February 28, 2007 approximates $2,224,000.

***i. Revenue Recognition/Shipping and Handling Costs:***

The Company recognizes revenue in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104"). Under SAB 104, revenue is recognized when there is persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is determinable, and collectibility is reasonably assured. Revenue typically is recognized at time of shipment. Sales are recorded net of discounts, rebates, and returns in accordance with EITF 01-09.

Amounts related to shipping and handling that are billed to customers as part of sales transactions are reflected as a reduction of operating expenses and aggregated $1,709,000, $1,235,000 and $1,285,000 for the fiscal years ended 2007, 2006 and 2005, respectively. Shipping and handling costs incurred by the Company are included in costs of sales and aggregated $932,000, $926,000 and $1,314,000 for the fiscal years ended 2007, 2006 and 2005, respectively.

***j. Advertising and Promotion Costs:***

Advertising and promotion costs, which are included in general and administrative expenses, are expensed as incurred. For the fiscal years ended 2007, 2006 and 2005, such costs aggregated $385,000, $203,000 and $189,000, respectively.

***k. Earnings Per Common Share:***

The Company utilizes Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Basic earnings per share is calculated on the weighted effect of all common shares issued and outstanding, and is calculated by dividing net income available to common stockholders by the weighted average shares outstanding during the period. Diluted earnings per share, which is calculated by dividing net income available to common stockholders by the weighted average number of common shares used in the basic earnings per share calculation, plus the number of common shares that would be issued assuming conversion of all potentially dilutive securities outstanding. Such securities, shown below, presented on a common share equivalent basis and outstanding as of February 28, 2007, 2006 and 2005 have been included in the per share computations:

| | *Years Ended February 28* | | |
|---|---|---|---|
| | *2007* | *2006* | *2005* |
| Weighted average number of shares outstanding | **17,871,671** | 17,111,102 | 16,877,147 |
| Assumed conversion of stock options | **769,804** | 593,271 | 891,502 |
| | **18,641,475** | 17,704,373 | 17,768,649 |

***l. Stock-Based Compensation:***

Effective March 1, 2006, the Company adopted the provisions of FASB Statement No. 123 (revised 2004), "Share-Based Payment" and the Securities and Exchange Commission Staff Accounting Bulletin No. 107 (collectively "Statement No. 123R"), which requires share-based payment ("SBP") awards exchanged for employee services to be measured at fair value and expensed in the consolidated statements of operations over the requisite employee service period.

Prior to March 1, 2006, the Company accounted for SBP awards under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", which utilized the intrinsic value method and did not require any expense to be recorded in the consolidated financial statements if the exercise price of the award was not less than the market price of the underlying stock on the date of grant. The Company elected to adopt, for periods prior to March 1, 2006, the disclosure requirements of FASB Statement No. 123, "Accounting for Stock-Based Compensation", as amended by FASB Statement No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" (collectively, "Statement No. 123") which used a fair value based method of accounting for SBP awards.

Statement No. 123(R) requires companies to record compensation expense for stock options measured at fair value, on the date of grant, using an option-pricing model. The fair value of the Company's stock options is determined using the Black-Scholes valuation model, which is consistent with the Company's valuation techniques previously utilized under Statement No. 123.

The Company adopted the modified prospective transition method provided for under Statement No. 123(R) and, accordingly, did not restate prior period amounts. Under this transition method, compensation expense for the year ended February 28, 2007 includes compensation expense for all SBP awards granted prior to, but not yet vested as of, March 1, 2006 based on the grant date fair value estimated in accordance with the original provisions of Statement No. 123. Stock-based compensation expense for all SBP awards granted after March 1, 2006 is based on the grant date fair value estimated in accordance with the provisions of Statement No. 123(R). Stock-based compensation expense includes an estimate for forfeitures and is recognized over the expected term of the award on a straight-line basis upon adoption of Statement No. 123(R). Upon adoption of Statement No. 123(R), the Company evaluated the need to record a cumulative effect adjustment relating to estimated forfeitures for unvested previously issued awards and concluded the impact was not material.

As a result of adopting Statement No. 123(R), the Company recorded, as a component of selling, general and administrative expenses, a charge of $749,000 ($473,000 net of related taxes or $.03 per share on a basic and diluted basis) for the year ended February 28, 2007, relating to the expensing of stock options and restricted stock.

Statement No. 123(R) requires that the realized tax benefit related to the excess of the deductible amount over the compensation expense recognized be reported as a financing cash flow rather than as an operating cash flow, as required under previous accounting guidance. As a result, the related excess tax benefits for the year ended February 28, 2007 of $276,000 is classified as a reduction in cash flows from operating activities and as a cash inflow from financing activities.

If compensation cost for the Company's stock-based compensation plans had been determined in a manner consistent with the fair value approach described in SFAS No. 123R, the Company's net income and net income per share as reported would have been reduced to the pro forma amounts indicated below.

| | *2006* | *2005* |
|---|---|---|
| Net income: | | |
| As reported | **$4,884,000** | $3,073,000 |
| Stock-based compensation cost – net of tax | **188,000** | 520,000 |
| Pro forma | **$4,696,000** | $2,553,000 |
| Basic earnings per share: | | |
| As reported | **$ .29** | $ .18 |
| Pro forma | **$ .27** | $ .15 |
| Diluted earnings per share: | | |
| As reported | **$ .28** | $ .17 |
| Pro forma | **$ .27** | $ .14 |

Options vest over several years and new options are generally granted each year. Because of these factors, the pro forma effect shown above may not be representative of the effect of SFAS No. 123R in future years.

In November 2005, the FASB issued FASB Staff Position FAS123R-3, Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards ("FSP"). We have elected to follow the alternative transition method as described in the FSP for computing our additional paid-in capital pool. In addition, we treat the tax deductions from stock options as being realized when they reduce taxes payable in accordance with the principles and timing under the relevant tax law. Under this transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards previously calculated under SFAS No. 123 for pro forma disclosure purposes. The financial statements for periods prior to the date of adoption have not been restated in accordance with the modified prospective application.

The fair value of each option was estimated on the date of grant using the Black-Scholes method with the following weighted average assumptions.

| | *2007* | *2006* | *2005* |
|---|---|---|---|
| **Option Plans:** | | | |
| Dividends | **–** | – | – |
| Expected term | **2 - 7 years** | 2 - 7 years | 2 –7 years |
| Risk free interest rate | **4.0%** | 4.0% | 2.7% |
| Volatility rate | **55.6%** | 52.3% | 37.5% |

The following table shows the weighted average fair value of options using the fair value approach under SFAS 123:

| | *2007* | *2006* | *2005* |
|---|---|---|---|
| Weighted average fair value of options granted during the period | **$7.11** | $3.89 | $3.72 |

***m. Cost in Excess of Net Assets Acquired ("Goodwill") and Other Indefinite-Lived Intangibles:***

All intangible assets resulted from the acquisition of DT Electronics on August 29, 2006 as discussed in Note 3. The Company will perform an annual impairment test each year on or near the acquisition date for DT Electronics, or earlier if indicators of potential impairment exist, to evaluate such intangibles. Such intangibles are considered impaired if the carrying amount of the reporting unit exceeds its estimated fair value. In assessing the recoverability of such intangibles, the Company will review both quantitative and qualitative factors to support its assumptions with regard to fair value. The fair value of a reporting unit is estimated using a weighted average multiple of earnings before interest and taxes from comparable companies. In determining the fair value, the Company will make certain judgments, including the identification of reporting units and the selection of comparable companies. If these estimates or their related assumptions change in the future as a result of changes in strategy and/or market conditions, the Company may be required to record an impairment charge. Management does not believe that there is any impairment at February 28, 2007.

***n. Foreign Currency Translation/Other Comprehensive Income:***

Assets and liabilities of the Company's foreign subsidiaries are translated at the balance sheet exchange rates, while income and expenses are translated at average rates for the period. Translation gains and losses are reported as a component of accumulated other comprehensive income on the statement of shareholders' equity in accordance with SFAS No. 130, "Reporting Comprehensive Income".

***o. Reclassifications:***

Certain prior years' information has been reclassified to conform to the current year's reporting presentation.

***p. Recent Accounting Pronouncements Affecting the Company:***

In June 2006, the FASB issued interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" ("FIN 48") which prescribes a recognition threshold and measurement attribute, as well as criteria for subsequently recognizing, derecognizing, and measuring uncertain tax positions for financial statement purposes. FIN 48 also requires expanded disclosure with respect to the uncertainty in income tax assets and liabilities. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is required to be recognized as a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. The adoption of the provisions of FIN 48 is not anticipated to have a material impact on the company's consolidated financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. Specifically, this Statement sets forth a definition of fair value, and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The provisions of SFAS No. 157 are generally required to be applied on a prospective basis, except to certain financial instruments accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", for which the provisions of SFAS No. 157 should be applied retrospectively. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company will adopt SFAS No. 157 in the first quarter of fiscal 2009 and is still evaluating the effect, if any, on its financial position or results or operations.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)" (SFAS No. 158). SFAS No. 158 requires an employer to recognize the funded status of its defined benefit pension and postretirement plans as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. In addition, SFAS No. 158 requires an employer to measure the funded status of a plan as of the date of the employer's fiscal year-end statement of financial position, which is consistent with the measurement date for the Company's defined benefit plans. SFAS No. 158 is effective as of the end of the fiscal year ending after December 15, 2006. The Company has adopted this standard for the fiscal year ending February 28, 2007.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). SFAS No. 159 permits entities to choose to measure, on an item-by-item basis, specified financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are required to be reported in earnings at each reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, the provisions of which are required to be applied prospectively. The Company expects to adopt SFAS No. 159 in the first quarter of fiscal 2009.

In September 2006, the SEC staff issued Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB No. 108). SAB No. 108 was issued in order to eliminate the diversity in practice surrounding how public companies quantify financial statement misstatements. SAB No. 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in a misstated amount that, when all relevant quantitative factors are considered, is material.

**3. Acquisition:**

On August 29, 2006, the Company acquired the outstanding shares of DT Electronics, an entity engaged in the electronic components distribution business in the United Kingdom. The operating results of DT are reflected in the accompanying financial statements since the date of acquisition.

The initial purchase price for DT as of the acquisition date was $5,731,000. The transaction also provides for potential additional payments to the sellers in three installments through 2009 from a guaranteed minimum of £850,000 (approximately $1,611,000) to a maximum of £2,549,000 (approximately $4,989,000), which amounts are calculated using current exchange rates. Payments of any amounts above the minimum are contingent upon the attainment of certain earnings milestones by DT during the three year period. The Company has accrued the maximum estimated payment since DT is expected to achieve the earnings milestones established by the agreement. During the fourth quarter of fiscal 2007, an additional $75,000 of transaction costs (related to legal and accounting services) were recorded, thus increasing the value of Goodwill.

The acquisition has been accounted for using the purchase method of accounting in accordance with SFAS No. 141, "Business Combinations." The purchase price was first allocated to tangible and any material identifiable intangible assets. The excess purchase price was allocated to goodwill.

The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of acquisition:

| | |
|---|---|
| Purchase price (including guaranteed future payments of approximately $4,989,000) | $10,720,000 |
| Direct acquisition costs | 367,000 |
| Total purchase price | $11,087,000 |
| Allocation of purchase price: | |
| Accounts receivable | $ 7,434,000 |
| Inventory | 3,142,000 |
| Other current assets | 11,000 |
| Fixed assets | 91,000 |
| Accounts payable/accrued expenses | (4,490,000) |
| Bank credit line | (3,099,000) |
| Taxes payable | (325,000) |
| Comprehensive income | (9,000) |
| Cost in excess of net assets acquired (Goodwill and other Indefinite-Lived Intangibles) | 8,332,000 |
| Total purchase price | $11,087,000 |

The following unaudited pro forma information of the Company is provided to give effect to the DT acquisition assuming it occurred as of March 1, 2004, the beginning of the earliest period presented:

| | *Years Ended* | | |
|---|---|---|---|
| | ***February 28, 2007*** | *February 28, 2006* | *February 28, 2005* |
| Net sales | **$755,279,000** | $584,315,000 | $486,736,000 |
| Net income | **$ 10,712,000** | $ 5,590,000 | $ 3,385,000 |
| Net income per share: | | | |
| Basic | **$ .60** | $ .33 | $ .20 |
| Diluted | **$ .57** | $ .32 | $ .19 |

The pro forma amounts above reflect interest on the purchase price assuming the acquisition occurred as of March 1, 2004, with interest calculated at the Company's borrowing rate under its credit facility for the respective period. The pro forma net earnings above assumes an income tax provision at the Company's consolidated tax rate for the respective year. The information presented above is for illustrative purposes only and is not indicative of results that may have been achieved if the acquisition had occurred as of the beginning of the Company's 2005 fiscal year or of future operating performance.

**4. Property, Plant and Equipment:**

Property, plant and equipment, which is recorded at cost, consists of the following:

| | *February 28* | |
|---|---|---|
| | ***2007*** | *2006* |
| Furniture, fixtures and equipment | **$ 8,895,000** | $ 8,652,000 |
| Computer equipment | **8,204,000** | 7,321,000 |
| Leasehold improvements | **1,255,000** | 1,255,000 |
| | **18,354,000** | 17,228,000 |
| Less: accumulated depreciation and amortization | **14,973,000** | 13,614,000 |
| | **$ 3,381,000** | $ 3,614,000 |

Depreciation expense for the 2007, 2006 and 2005 years aggregated $1,392,000, $1,369,000 and $1,308,000, respectively.

**5. Subordinated Note Receivable:**

On August 23, 2001, the Company completed the sale of the assets of its contract-manufacturing subsidiary, Nu Visions Manufacturing, Inc. ("Nu Visions"). The selling price of $31,563,000 consisted of $2,000,000 in a subordinated note and $29,563,000 in cash. Pursuant to the sale of this subsidiary, the Company received a $2,000,000 Junior Subordinated Note, dated August 23, 2001 issued by the buyer as part of the purchase price. The note had a maturity date of May 14, 2007 and was subordinate in right of payment to all existing and future indebtedness of the issuer with interest on the principal amount from the issue date to and including the maturity date, at a rate of 8% per annum. On August 29, 2006, this note was fully paid, including accrued interest of $350,000.

**6. Accrued Expenses:**

Accrued expenses consist of the following:

| | *February 28* | |
|---|---|---|
| | ***2007*** | *2006* |
| Commissions | **$1,662,000** | $1,629,000 |
| Due to seller - current (see Note 3) | **1,611,000** | – |
| Executive bonuses | **1,246,000** | 538,000 |
| Retirement plan (see Note 12) | **1,200,000** | 600,000 |
| Payroll and related benefits | **864,000** | 274,000 |
| Other miscellaneous expenses | **1,996,000** | 1,474,000 |
| Total | **$8,579,000** | $4,515,000 |

**7. Debt:**

On January 31, 2007, the Company entered into an amended and restated secured revolving line of credit agreement with eight banks, which currently provides for maximum borrowings of $150,000,000 (the "Revolving Credit Line"). The Credit Agreement provides for borrowings utilizing an asset based formula predicated on a certain percentage of outstanding domestic accounts receivable and inventory levels at any given month end. Borrowings under the Credit Agreement bear interest at either (i) the lead bank's prime rate or (ii) LIBOR plus 150 basis points, at the option of the Company, through September 30, 2011, the due date of the loan. Direct borrowings under the Credit Agreement were $30,000,000 at February 28, 2007 and $50,600,000 at February 28, 2006. LIBOR rates ranged from 6.49% to 6.90% at February 28, 2007. There were no notes outstanding bearing interest at the prime rate at February 28, 2007. As of the end of each of the fiscal periods, the Company was in compliance with all of the required bank covenants under the Credit Agreement.

The Company also has a receivables financing agreement with a bank in England (the "Bank Credit Line"), which provides for maximum borrowings of £2.5 million (approximately $4.6 million) with interest at the bank's base rate plus 1.75% (7% at February 28, 2007). Borrowings under the Bank Credit Line were £1,181,000 ($2,327,000) at February 28, 2007.

On November 20, 2006, the Company entered a revolving credit agreement with a Singapore bank to provide a $30,000,000 secured line of credit to the Company's Asian subsidiaries and thereby finance the Company's Asian operations. Borrowings under the agreement utilize an asset based formula based on a certain percentage of outstanding accounts receivable and inventory levels at any given month end. Borrowings under the Singapore credit line bear interest at SIBOR plus 1.5%. As part of this agreement, the Company must maintain a compensating balance of $2,250,000, which amount is included in other assets. At February 28, 2007, there were no borrowings under this credit line.

### 8. Stock-Based Compensation Plans:

***a. Stock Options:***

Stock options granted to date under each of the Company's 1998 and 2000 Stock Option Plans and 2000 and 2002 Key Employee Stock Option Plans generally expire ten years after the date of grant and become exercisable in two equal annual installments commencing one year from date of grant. Stock options granted under the Company's Outside Director Stock Option Plan and 2000 and 2002 Outside Directors' Stock Option Plans expire ten years after the date of grant and become exercisable in three equal annual installments on the date of grant and the succeeding two anniversaries thereof.

A summary of options granted and related information for the three years ended February 28, 2007 is as follows:

| | *Options* | *Weighted Average Exercise Price* |
|---|---|---|
| Outstanding February 29, 2004 | 3,341,262 | |
| Granted | 121,000 | $ 7.83 |
| Exercised | (31,981) | 4.85 |
| Cancelled | (56,788) | 9.39 |
| Outstanding February 28, 2005 | 3,373,493 | 6.69 |
| Granted | 135,500 | $ 8.55 |
| Exercised | (539,835) | 4.88 |
| Cancelled | (405,750) | 10.57 |
| Outstanding February 28, 2006 | 2,563,408 | 6.56 |
| Granted | 60,000 | $12.46 |
| Exercised | (463,552) | 5.86 |
| Cancelled | (33,038) | 7.92 |
| Outstanding February 28, 2007 | 2,126,818 | 6.85 |
| Aggregate intrinsic value of outstanding options at February 28, 2007 | $7,007,000 | |
| Options exercisable at the end of each fiscal year: | | |
| February 28, 2005 | 3,230,243 | $ 6.65 |
| February 28, 2006 | 2,414,908 | 6.35 |
| February 28, 2007 | 2,045,693 | 6.70 |
| Aggregate intrinsic value of options exercisable at February 28, 2007 | $6,963,000 | |

The following table summarizes information about stock options outstanding as of February 28, 2007:

| | *Outstanding* | | | *Exercisable* | |
|---|---|---|---|---|---|
| *Range of exercise prices* | *Number of shares* | *Weighted average remaining contractual life* | *Weighted average exercise price* | *Number exercisable* | *Weighted average exercise price* |
| $2.93 to $6.44 | 1,315,818 | 3.75 years | $ 4.93 | 1,308,818 | $ 4.92 |
| $7.31 to $14.62 | 799,000 | 5.79 years | $ 9.86 | 724,875 | $ 9.73 |
| $18.33 | 12,000 | 3.53 years | $18.33 | 12,000 | $18.33 |
| | 2,126,818 | | | 2,045,693 | |

The aggregate intrinsic value above of $6,963,000 represents the total pre-tax intrinsic value (the difference between the Company's closing stock price on the last trading day of fiscal 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on February 28, 2007. This amount changes based on the fair market value of the Company's common stock. The total intrinsic value of options exercised for fiscal 2007 was $1,861,000.

Cash received from option exercises during the 2007, 2006 and 2005 fiscal years was $2,726,000, $2,636,000 and $155,000, respectively and is included within the financing activities section in the accompanying consolidated statements of cash flows.

***b. Restricted Common Stock:***

Subject to the terms and conditions of the 2002 Key Employee Stock Incentive Plan, as amended, the compensation committee may grant shares of restricted common stock. Shares of restricted stock awarded may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable period of restriction established by the compensation committee and specified in the award agreement. Compensation expense is recognized on a straight-line basis as shares become free of forfeiture restrictions (i.e., vest), which is a five or seven year period from the date of grant. For fiscal 2007, the Company recorded compensation expense aggregating $306,000 relating to the issuance of restricted stock.

Summary of Non-Vested Shares:

The following information summarizes the changes in non-vested restricted stock for the year ended February 28, 2007:

| | *Shares* | *Weighted Average Grant Date Fair Value* |
|---|---|---|
| Non-vested shares at March 1, 2006 | – | $ – |
| Granted | 263,000 | 9.98 |
| Vested | – | – |
| Non-vested shares at February 28, 2007 | 263,000 | $9.98 |

### 9. Minority Interests in Subsidiaries:

Minority interests at February 28, 2007 and 2006 represents the liability related to a 15% minority interest in NIC Components Asia PTE. LTD, (NIA) and a 20% minority interest in NIC Components Europe Limited (NIE).

## 10. Income Taxes:

Components of income (loss) before income taxes is as follows:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Domestic | **$ 8,811,000** | $ 584,000 | $(2,793,000) |
| Foreign | **7,353,000** | 7,147,000 | 8,373,000 |
| | **$16,164,000** | $7,731,000 | $ 5,580,000 |

The tax benefits associated with the disqualifying disposition of stock acquired with incentive stock options reduced taxes currently payable as shown below by $276,000 for 2007. Such benefits are credited to additional paid-in capital. The provision for income taxes is comprised of the following:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| **Current:** | | | |
| Federal | **$2,747,000** | $ 728,000 | $ 242,000 |
| State and local | **617,000** | 172,000 | 50,000 |
| Foreign | **1,432,000** | 1,490,000 | 843,000 |
| **Deferred:** | | | |
| Federal | **820,000** | 138,000 | 740,000 |
| State | **210,000** | 32,000 | 148,000 |
| | **$5,826,000** | $2,560,000 | $2,023,000 |

The following is a reconciliation of the maximum statutory federal tax rate to the Company's effective tax rate:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Statutory rate | **34.0%** | 34.0% | 34.0% |
| State and local taxes | **6.4%** | 6.3% | 6.7% |
| Foreign – Asia subsidiaries | **6.2%** | 19.3% | 15.1% |
| Foreign - Canada and U. K. | **5.8%** | (2.4)% | 3.5% |
| Extraterritorial income exclusion | **(0.0)%** | (16.6)% | (38.2)% |
| Disqualifying dispositions | **(16.4)%** | (7.5)% | 0.0% |
| Repatriation of qualifying foreign dividends | **0.0%** | 0.0% | 17.2% |
| Other | **0.0%** | 0.0% | (2.1)% |
| Effective tax rate | **36.0%** | 33.1% | 36.2% |

The components of the net deferred income tax liability, pursuant to SFAS 109, are as follows:

| | 2007 | 2006 |
|---|---|---|
| **Deferred tax assets:** | | |
| Accounts receivable | **$ 1,501,000** | $ 1,576,000 |
| Inventory | **1,152,000** | 713,000 |
| Other | **125,000** | 97,000 |
| Net operating losses | **2,840,000** | 3,251,000 |
| **Total deferred tax assets** | **5,618,000** | 5,637,000 |
| **Deferred tax liabilities:** | | |
| Fixed assets | **247,000** | 416,000 |
| Income of Interest Charge DISC | **860,000** | 840,000 |
| Income of foreign subsidiaries | **6,880,000** | 5,720,000 |
| **Total deferred tax liabilities** | **7,987,000** | 6,976,000 |
| **Net deferred tax liabilities** | **$(2,369,000)** | $(1,339,000) |

As of February 28, 2007, the Company had $7,000,000 in net operating losses available. Such losses expire in the years beginning fiscal 2016.

## 11. Employee Benefit Plans:

On January 13, 1987, the Company's Board of Directors approved the adoption of an employee stock ownership plan (ESOP). The ESOP covers all eligible employees and contributions are determined by the Board of Directors. The ESOP purchases shares of the Company's common stock using loan proceeds. As the loan is repaid, a pro rata amount of common stock is released for allocation to eligible employees. The Company makes cash contributions to the ESOP to meet its obligations. No contributions have been made to the ESOP for the three years ended February 28, 2007. At February 28, 2007, the ESOP owned 439,418 shares of the Company's common stock at an average price of approximately $3.45 per share.

In January 1991, the Company also established a 401(k) profit sharing plan to cover all eligible employees. The Company's contributions to the plan are discretionary, but may not exceed 1% of compensation. Contributions to the plan for the three years ended February 28, 2007 were $307,000, $262,000 and $284,000, respectively.

## 12. Commitments and Contingencies:

***Employment Contracts:***

On September 13, 1996, the Company signed employment contracts (the "Contracts"), as amended, with two of its senior executives for a continually renewing five-year term. The Contracts specified a base salary of $226,545 for each officer, which shall be increased each year by the change in the consumer price index, and also entitle those officers to an annual bonus equal to 3.33% (6.7% in the aggregate) of the Company's consolidated earnings before income taxes. On the termination of his employment agreement, each executive is entitled to certain payments, as follows:

- Due to death or Disability (as defined in the employment agreement), salary and benefits for a five (5) year period.
- For Cause (as defined in the employment agreement), solely base salary through the date of termination.
- Termination other than for death, disability or cause, shall be deemed to be a "Retirement" under the Retirement Plan discussed below.
- Following a Change in Control (as defined in the employment agreement), a lump sum equal to three times the average total compensation paid to the applicable employee with respect to the five fiscal years of the Company prior to the Change of Control, minus $100.

***Executive Retirement Plan:***

On December 1, 2004, the Board of Directors approved the adoption of the Nu Horizons Executive Retirement Plan (the "Retirement Plan"). Pursuant to the terms of the Retirement Plan, the Company will provide an unfunded retirement benefit to certain executive employees of the Company and its subsidiaries upon such executive's retirement (as defined in the Retirement Plan). At the time the Board of Directors approved the Retirement Plan, they determined that the participation of Mr. Nadata, Chairman of the Board and Chief Executive Officer, and Mr. Schuster, President, each a Founder (as defined in the Retirement Plan), would be contingent upon the execution and delivery by each of them of an amendment to their respective employment agreements, which amendment would provide that a termination of employment other than for death, disability or cause would be a "Retirement" under the Retirement Plan. As a result the "Effective Date" of the Retirement Plan is March 28, 2005, the date of such execution and delivery. Upon his Retirement, each executive will be entitled to receive an annual benefit in an amount determined by the number of years of service the executive has provided to the Company, ranging from a minimum of $310,000 for 20 years of service to a maximum of $393,000 for 25 years of service. The Company has accrued $1,200,000 at fiscal year end February 28, 2007.

***Leases:***

In December 1996, the Company leased an approximately 80,000 square foot facility in Melville, Long Island, New York to serve as its executive offices and main distribution center. In mid- 1997, the Company moved its executive offices and distribution operation to the facility. The lease term is from December 17, 1996 to December 31, 2008 at an annual base rental of $601,290 and provides for a 4% annual escalation in each of the last ten years of the term. On November 1, 2006, the Company entered into a new warehouse lease in Southaven, Mississippi for approximately 48,000 square feet. The lease term is from November 1, 2006 to January 31, 2012 at an annual base rent of $205,000. The Company also leases certain other sales offices, warehouses and other properties which leases include various escalation clauses, renewal options, and other provisions. Aggregate minimum rental commitments under non-cancelable operating leases are as follows:

| | |
|---|---|
| Fiscal 2008 | $3,794,000 |
| Fiscal 2009 | 2,806,000 |
| Fiscal 2010 | 1,180,000 |
| Fiscal 2011 | 735,000 |
| Fiscal 2012 | 571,000 |
| Thereafter | 21,000 |

Rent and real estate tax expense was $3,559,000, $3,429,000 and $3,539,000, for the years ended February 28, 2007, 2006, and 2005, respectively.

***Litigation:***

At times the Company is involved in various lawsuits incidental to its business. At February 28, 2007, management does not believe that any litigation matter is material to its financial statements.

**13. Major Suppliers/Customers:**

***Suppliers:***

For the year ended February 28, 2007, the Company purchased inventory from three suppliers that was in excess of 10% of the Company's total purchases. Purchases from these suppliers were approximately $121,160,000, $111,522,000 and $62,745,000 for the fiscal year. 53% of total accounts payable as of February 28, 2007 related to these suppliers.

For the year ended February 28, 2006, the Company purchased inventory from three suppliers that was in excess of 10% of the Company's total purchases. Purchases from these suppliers were approximately $104,644,000, $78,586,000 and $75,522,000 for the fiscal year. 63% of total accounts payable as of February 28, 2006 related to these suppliers.

For the year ended February 28, 2005, the Company purchased inventory from three suppliers that was in excess of 10% of the Company's total purchases. Purchases from these suppliers were approximately $97,360,000, $60,197,000 and $48,334,000 for the fiscal year. 56% of total accounts payable as of February 28, 2005 related to these suppliers.

***Customers:***

For the years ended February 28, 2007, 2006 and 2005, no one customer accounted for more than 10% of the Company's total sales.

**14. Business Segment and Geographic Information:**

The Company is operating in a single business segment, distribution of electronic components, in accordance with the rules of SFAS No. 131 ("Disclosure About Segments of an Enterprise and Related Information").

Although the Company's business is primarily conducted in the United States, operations are also carried out overseas through our foreign subsidiaries in different geographic areas.

The net book value of long-lived assets by geographic area, as at the end of the fiscal years are as follows:

| | *2007* | *2006* | *2005* |
|---|---|---|---|
| Americas | **$2,721,000** | $3,038,000 | $3,590,000 |
| Europe | **161,000** | 25,000 | 33,000 |
| Asia/Pacific | **499,000** | 551,000 | 305,000 |
| | **$3,381,000** | $3,614,000 | $3,928,000 |

Revenues, by geographic area, for the fiscal years are as follows:

| | *2007* | *2006* | *2005* |
|---|---|---|---|
| Americas | **$554,794,000** | $418,578,000 | $352,778,000 |
| Europe | **34,532,000** | 17,400,000 | 14,159,000 |
| Asia/Pacific | **148,137,000** | 125,313,000 | 100,912,000 |
| | **$737,463,000** | $561,291,000 | $467,849,000 |

Total assets, by geographic area, at the end of the fiscal years are as follows:

| | *2007* | *2006* | *2005* |
|---|---|---|---|
| Americas | **$184,056,000** | $167,330,000 | $95,934,000 |
| Europe | **18,973,000** | 7,932,000 | 13,920,000 |
| Asia/Pacific | **61,197,000** | 68,212,000 | 67,945,000 |
| | **$264,226,000** | $243,474,000 | $177,799,000 |

## 15. Selected Quarterly Financial Data *(Unaudited)*:

| | Three Month Period Ended | | | |
|---|---|---|---|---|
| | *February 28, 2007* | *November 30, 2006* | *August 31, 2006* | *May 31, 2006* |
| Net sales | **$170,101,000** | $186,080,000 | $193,522,000 | $187,760,000 |
| Cost of sales | **143,605,000** | 157,025,000 | 164,418,000 | 159,470,000 |
| Operating expenses | **24,524,000** | 23,994,000 | 22,870,000 | 22,123,000 |
| Interest expense, net | **876,000** | 1,012,000 | 481,000 | 901,000 |
| Provision for income taxes | **77,000** | 1,565,000 | 2,228,000 | 1,956,000 |
| Minority interest | **157,000** | 93,000 | 40,000 | 135,000 |
| **Net income** | **$ 862,000** | $ 2,391,000 | $ 3,485,000 | $ 3,175,000 |
| **Net Income per Common Share** | | | | |
| Basic | **$ .05** | $ .13 | $ .20 | $ .18 |
| Diluted | **$ .05** | $ .13 | $ .19 | $ .17 |
| **Weighted Average Common Shares Outstanding** | | | | |
| Basic | **18,158,034** | 18,059,849 | 17,697,958 | 17,596,232 |
| Diluted | **18,926,647** | 19,018,687 | 18,655,852 | 18,293,721 |

| | Three Month Period Ended | | | |
|---|---|---|---|---|
| | *February 28, 2006* | *November 30, 2005* | *August 31, 2005* | *May 31, 2005* |
| Net sales | **$164,091,000** | $147,515,000 | $128,265,000 | $121,420,000 |
| Cost of sales | **138,700,000** | 124,271,000 | 107,564,000 | 102,007,000 |
| Operating expenses | **21,483,000** | 20,054,000 | 18,600,000 | 17,954,000 |
| Interest expense, net | **1,067,000** | 642,000 | 618,000 | 600,000 |
| Provision for income taxes | **735,000** | 992,000 | 503,000 | 330,000 |
| Minority interest | **18,000** | 55,000 | 160,000 | 54,000 |
| **Net income** | **$ 2,088,000** | $ 1,501,000 | $ 820,000 | $ 475,000 |
| **Net Income per Common Share** | | | | |
| Basic | **$ .12** | $ .09 | $ .05 | $ .03 |
| Diluted | **$ .11** | $ .08 | $ .05 | $ .03 |
| **Weighted Average Common Shares Outstanding** | | | | |
| Basic | **17,431,482** | 17,198,133 | 16,907,397 | 16,907,397 |
| Diluted | **18,276,162** | 17,760,196 | 17,367,115 | 17,449,570 |

The Board of Directors and Stockholders
Nu Horizons Electronics Corp.
Melville, New York

We have audited the accompanying consolidated balance sheets of Nu Horizons Electronics Corp. and subsidiaries (the Company) as of February 28, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended February 28, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nu Horizons Electronics Corp. and subsidiaries as of February 28, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended February 28, 2007 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the Consolidated Financial Statements, the Company adopted Statement of Financial Accounting Standards No. 123(R) – "Share-Based Payments", as revised, effective March 1, 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the internal control over financial reporting of Nu Horizons Electronics Corp. and subsidiaries as of February 28, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 7, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

Lazar Levine & Felix LLP

Lazar Levine & Felix LLP
New York, New York
May 7,2007

## Market for the Company's Common Equity and Related Stockholder Matters

**a)** The Company's common stock is traded on the NASDAQ National Market System under the symbol "NUHC". The following table sets forth, for the periods indicated, the high and low closing prices for the Company's common stock as reported by the NASDAQ National Market System

| | High | Low |
|---|---|---|
| Fiscal Year 2006: | | |
| First Quarter | $ 7.36 | $ 5.79 |
| Second Quarter | 7.00 | 5.73 |
| Third Quarter | 10.80 | 5.89 |
| Fourth Quarter | 10.97 | 8.47 |
| Fiscal Year 2007: | | |
| First Quarter | $ 9.75 | $ 7.95 |
| Second Quarter | 14.84 | 7.18 |
| Third Quarter | 14.26 | 10.33 |
| Fourth Quarter | 12.09 | 8.61 |
| **Fiscal Year 2008:** | | |
| **First Quarter (Through May 1, 2007)** | **$11.80** | **$ 9.03** |

**b)** As of May 1, 2007, the Company's common stock was owned by approximately 600 holders of record and 6,750 beneficial holders.

**c)** The Company does not anticipate that it will pay any dividends in the foreseeable future. The Company currently intends to retain future earnings for use in the operation and development of its business and for potential acquisitions. In addition, the terms of the Company's loan agreement limits the payment of dividends to no more than 25% of the Company's consolidated net income.

### Annual Meeting

The Annual Meeting of Shareholders will be held on
August 10, 2007 at 10:00 AM at the
Melville Marriott Hotel
1350 Old Walt Whitman Road
Melville, New York 11747

### Available Information

The Company's report on Form 10-K as filed with the Securities and Exchange Commission is available upon written request to:
Office of the Secretary, Nu Horizons Electronics Corp.,
70 Maxess Rd., Melville, New York, 11747

In addition, our Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) under the Securities Exchange Act are made available free of charge on our website at http://www.nuhorizons.com as soon as reasonably practical after we electronically file such material with, or furnish it to, the Securities Exchange Commission.

### Stock Traded

NASDAQ National Market (NUHC)

## Corporate Information

Arthur Nadata
*Chairman of the Board of Directors, Chief Executive Officer and Director*

Richard S. Schuster
*President, Chief Operating Officer, Secretary, Director and President – NIC Components Corp.*

Kurt Freudenberg
*Vice President, Treasurer, Chief Financial Officer and Director*

Herbert M. Gardner
*Director*
*Executive Vice President and Treasurer– Barrett Gardner Associates, Inc.*
*Chairman of the Board – Supreme Industries, Inc.*

Martin Novick
*Director*
*Group Vice President of Sales – Audiovox Electronics Corporation*

Dominic A. Polimeni
*Director*
*Managing Director – Gulfstream Financial Group, Inc.*

David Siegel
*Director*
*Vice President and Director – Great American Electronics*

Steve Mussmacher
*Senior Vice President, Global Operations*

Elaine Givner
*Vice President, Human Resources, Training & Development*

David Bowers
*President, Nu Horizons Distribution Division*

Rob Schatz
*Senior Vice President, Global Operations – NIC Components Corp.*

Rick Rubinstein
*Senior Vice President, Global Sales – NIC Components Corp.*

### Transfer Agent and Registrar

American Stock Transfer & Trust Company,
40 Wall Street, New York, New York 10005

### Corporate Counsel

Farrell Fritz, P.C.
1320 Reckson Plaza, Uniondale, New York 11556

### Independent Auditors

Lazar Levine & Felix LLP,
350 Fifth Avenue, New York, New York 10118

*Design: Hanacki Design Group Ltd. www.hdg-creative.com*



NU
HORIZONS
ELECTRONICS

70 Maxess Road, Melville, New York 11747
Tel: 631-396-5000 • Fax: 631-396-5050